Exhibit 77(d)
Morgan Stanley Institutional Fund Trust?
Core Fixed Income Portfolio

The Fund revised the disclosure in its investment approach from:
 The Portfolio invests exclusively in securities issued by U.S.-based entities that carry an investment grade rating at the time of purchase.
to:
 The securities in which the Portfolio invests carry an investment grade rating at the time of purchase.

Also, the Fund revised the disclosure in its investment approach from:
 Under normal circumstances, at least 80% of the Portfolio?s assets will be invested in fixed income securities of U.S. issuers.
to:
 Under normal circumstances, at least 80% of the Portfolio?s assets will be invested in fixed income securities.